Exhibit 99.1

New Gold Announces Results of Vote for Election of Board of Directors

TORONTO, April 30, 2015 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces the voting results from the election of its Board of Directors at New Gold's Annual and Special Meeting of Shareholders (the "Meeting") held on April 29, 2015 in Toronto, Ontario.  The director nominees listed in the Management Information Circular dated March 17, 2015 were elected as directors of New Gold at the Meeting.  Detailed results of the vote are set out below.

Director Nominee	Votes For	% Votes For	Withheld	% Withheld
David Emerson	299,716,755	98.40%	4,876,427	1.60%
James Estey	303,173,558	99.47%	1,601,374	0.53%
Robert Gallagher	302,083,640	99.18%	2,509,541	0.82%
Vahan Kololian	302,752,106	99.40%	1,841,075	0.60%
Martyn Konig	302,946,619	99.40%	1,828,312	0.60%
Pierre Lassonde	303,086,474	99.51%	1,506,707	0.49%
Randall Oliphant	295,781,606	97.11%	8,811,575	2.89%
Raymond Threlkeld	277,306,846	91.04%	27,286,335	8.96%

Percentages are based on votes cast for or withheld from voting.

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR on April 30, 2015.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Vice President, Corporate Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:30e 30-APR-15